Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,404 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 8, 2019 Filed pursuant to Rule 433

Structured Investments

Jump Securities with Auto-Callable Feature due February 2, 2022

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC.  Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	February 2, 2022
Underlying indices:	Russell 2000® Index (the “RTY Index”) and Dow Jones Industrial AverageSM (the “INDU Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Issue Price	$1,000 per security
Early redemption:

If, on any semi-annual determination date, beginning on July 29, 2019, the index closing value of each underlying index is greater than or equal to its respective call threshold level, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date.

The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below its respective call threshold level on the related determination date.

Early redemption payment:

The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of at least 9.00% per annum, to be determined on the pricing date) for each semi-annual determination date, as set forth under “Determination Dates and Early Redemption Payments” in the accompanying preliminary terms.

No further payments will be made on the securities once they have been redeemed.

Determination dates:

Semi-annually. See “Determination Dates and Early Redemption Payments”  in the accompanying preliminary terms.

The determination dates are subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:	The third business day after the relevant determination date
Downside threshold level:	With respect to the RTY Index, 65% of its initial index value on the pricing date With respect to the INDU Index, 65% of its initial index value on the pricing date
Call threshold level:	With respect to the RTY Index, 95% of its initial index value on the pricing date With respect to the INDU Index, 95% of its initial index value on the pricing date
Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

If the final index value of each underlying index is greater than or equal to its respective call threshold level:

At least $1,270 (to be determined on the pricing date)

If the final index value of either underlying index is less than its respective  call threshold level but the final index value of each underlying index is greater than or equal to its respective downside threshold level:

$1,000

If the final index value of either underlying index is less than its respective      downside threshold level:

$1,000 × index performance factor of the worst performing underlying index

Under these circumstances, you will lose more than 35%, and possibly all, of your investment.

Index percent change:	With respect to each underlying index, (final index value – initial index value) / initial index value
Worst performing underlying index:	The underlying index with the lesser index percent change
Index performance factor	With respect to each underlying index, final index value / initial index value
Initial index value:	With respect each underlying index, the index closing value of such index on the pricing date
Final index value:	With respect to each underlying index, the index closing value of such index on the final determination date
Stated principal amount:	$1,000 per security
Pricing date:	January 28, 2019
Original issue date:	January 31, 2019 (3 business days after the pricing date)
CUSIP / ISIN:	61768DWY7 / US61768DWY74
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $957.40 per security, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest and have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities will be automatically redeemed if the index closing value of each of the Russell 2000® Index and the Dow Jones Industrial AverageSM, which we refer to as the underlying indices, on any of the semi-annual determination dates is greater than or equal to 95% of its respective initial index value, which we refer to as the respective call threshold level, for an early redemption payment that will increase over the term of the securities.  No further payments will be made on the securities once they have been redeemed.  At maturity, if the securities have not previously been redeemed and the final index value of each underlying index is greater than or equal to its respective call threshold level, investors will receive a payment at maturity of at least $1,270 per $1,000 security (to be determined on the pricing date).  If the securities have not previously been redeemed and the final index value of either underlying index is less than its respective call threshold level but the final index value of each underlying index is greater than or equal to 65% of its respective initial index value, which we refer to as the respective downside threshold level, investors will receive the stated principal amount of their investment.  However, if the securities are not redeemed prior to maturity and the final index value of either underlying index is less than its respective downside threshold level, investors will be exposed to the decline in the worst performing underlying index on a 1-to-1 basis, and will receive a payment at maturity that is less than 65% of the stated principal amount of the securities and could be zero.  Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment.  The securities are for investors who are willing to forego current income and participation in the appreciation of either underlying index in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if each underlying index closes at or above the respective call threshold level on a semi-annual determination date or the final determination date, respectively.  Because all payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective downside threshold level of either underlying index will result in a significant loss of your investment, even if the other underlying index has appreciated or has not declined as much.  Investors will not participate in any appreciation of either underlying index.  The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk.  If we default on our obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks.  See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest.  You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000148/dp100468_fwp-ps1404.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms.  Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest or guarantee the return of any principal.

•	The appreciation potential of the securities is limited by the fixed early redemption payment or payment at maturity specified for each determination date.

•	You are exposed to the price risk of both underlying indices.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Investing in the securities is not equivalent to investing in either underlying index.

•	If the securities are redeemed prior to maturity, you will receive no further payments on the securities and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity on the securities.  The following examples are for illustrative purposes only.  The actual early redemption payments, initial index values, call threshold levels and downside threshold levels will be determined on the pricing date.  All payments on the securities are subject to our credit risk. The below examples are based on the following terms:

Stated principal amount:	$1,000 per security
Hypothetical early redemption payment:

The hypothetical early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of at least 9.00% per annum) for each annual determination date, as follows:

1st determination date: $1,045

2nd determination date: $1,090

3rd determination date: $1,135

4th determination date: $1,180

5th determination date: $1,225

No further payments will be made on the securities once they have been redeemed.

Hypothetical downside threshold level:	With respect to the RTY Index, 1,105, 65% of the respective hypothetical initial index value With respect to the INDU Index, 16,575, 65% of the respective hypothetical initial index value
Hypothetical call threshold level:	With respect to the RTY Index: 1,615, which is 95% of its hypothetical initial index value With respect to the INDU Index: 16,575, which is 95% of its hypothetical initial index value
Hypothetical initial index value:	With respect to the RTY Index: 1,700 With respect to the INDU Index: 25,500

Automatic Call:

Example 1 — the securities are redeemed following the second determination date

Date	RTY Index Closing Value	INDU Index Closing Value	Payment (per Security)
1st Determination Date	1,900 (at or above the call threshold level)	24,000 (below the call threshold level)	--
2nd Determination Date	1,850 (at or above the call threshold level)	26,000 (at or above the call threshold level)	$1,090

In this example, on the first determination date, the index closing value of one of the underlying indices is at or above its respective call threshold level, but the index closing value of the other underlying index is below its respective call threshold level. Therefore, the securities are not redeemed.  On the second determination date, the index closing value of each underlying index is at or above the respective call threshold level.  Therefore, the securities are automatically redeemed on the second early redemption date.  Investors will receive a payment of $1,090 per security on the related early redemption date.  No further payments will be made on the securities once they have been redeemed, and investors do not participate in the appreciation in either underlying index.

How to calculate the payment at maturity:

In the following examples, one or both of the underlying indices close below the respective call threshold level(s) on each of the semi-annual determination dates, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

	RTY Index Final Index Value	INDU Index Final Index Value	Payment at Maturity (per Security)
Example 1:	2,000 (at or above its call threshold level)	28,000 (at or above its call threshold level)	$1,270
Example 2:	1,360 (below its call threshold level but at or above its downside threshold level)	30,600 (at or above its call threshold level and downside threshold level)	$1,000
Example 3:	2,125 (at or above its call threshold level and downside threshold level)	12,750 (below its downside threshold level)	$1,000 x (12,750 / 25,500) = $500
Example 4:	340 (below its downside threshold level)	19,125 (below its call threshold level but at or above its downside threshold level)	$1,000 x (340 / 1,700) = $200
Example 5:	340 (below its downside threshold level)	10,200 (below its downside threshold level)	$1,000 x (340 / 1,700) = $200

In example 1, the final index value of each underlying index is at or above its respective call threshold level.  Therefore, investors receive $1,270 per security at maturity.  Investors do not participate in any appreciation in either underlying index.

In example 2, the final index value of one of the underlying indices is at or above its call threshold level and downside threshold level, but the final index value of the other underlying index is below its call threshold level and at or above its downside threshold level.  The INDU Index has increased 20% from its initial index value to its final index value and the RTY Index has declined 20% from its initial index value to its final index value.  Therefore, investors receive a payment at maturity equal to the stated principal amount of $1,000 per security.  Investors do not participate in any appreciation in either underlying index.

In example 3, the final index value of one of the underlying indices is at or above its call threshold level and downside threshold level, but the final index value of the other underlying index is below its respective downside threshold level.  Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity.  The RTY Index has increased 25% from its initial index value to its final index value and the INDU Index has declined 50% from its initial index value to its final index value.  Therefore, investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the INDU Index, which is the worst performing underlying index in this example.

In example 4, the final index value of one of the underlying indices is below its call threshold level but at or above its downside threshold level, while the final index value of the other underlying index is below its respective downside threshold level.  Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity.  The INDU Index has declined 25% from its initial index value to its final index value and the RTY Index has declined 80% from its initial index value to its final index value.  Therefore, investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the RTY Index, which is the worst performing underlying index in this example.

In example 5, the final index value of each underlying index is below its respective downside threshold level, and investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index.  The RTY Index has declined 80% from its initial index value to its final index value and the INDU Index has declined 60% from its initial index value to its final index value.  Therefore, the payment at maturity equals the stated principal amount times the index performance factor of the RTY Index, which is the worst performing underlying index in this example.

If the securities are not redeemed prior to maturity and the final index value of either underlying index is below its respective downside threshold level, you will be exposed to the downside performance of the worst performing underlying index at maturity, and your payment at maturity will be less than 65% of the stated principal amount per security and could be zero.

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2013 to December 28, 2018

Dow Jones Industrial AverageSM Historical Performance

The following graph sets forth the daily index closing values of the Dow Jones Industrial AverageSM for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the Dow Jones Industrial AverageSM as an indication of its future performance, and no assurance can be given as to the index closing value of the Dow Jones Industrial AverageSM on the valuation date.

Dow Jones Industrial AverageSM Daily Index Closing Values January 1, 2013 to December 28, 2018